

06004769

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 52838

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2005__ AND ENDING __12/31/2005__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scott James Group, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6700 Arlington Boulevard
(No. and Street)

Falls Church, Virginia   22042
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Scott S. James   703-533-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayah, Tamba, S.
(Name – *if individual, state last, first, middle name*)

7005 Good Luck Rd.   New Carrollton, Maryland   20784-3621
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 6 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Scott S. James _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Scott James Group, Inc. _____ , as

of ___December 31_____ , 20 05 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

-None-

_____

_____

Signature

President
Title

Lusia O Mc Cleen
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City / County of FAIRFAX
Commonwealth/State of Virginia
The foregoing instrument was acknowledg
before me this 23 day of Feb
20 06 by
Scott S James
(name of person seeking acknowledgement)
Linda O McAtee
Notary Public
My commission expires: 10/31/200

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2005

Assets	Allowable	Non-Allowable	Total
Cash	55,573		
Receivables from Brokers or Dealers			
A. Clearance Account	36,788		
B. Other	1,900		
Other Assets		2,882	
Total Assets	94,260	2,882	97,142

Liabilities & Shareholder's Equity

Liabilities	Al Liabilities	Non-Al Liabilities	Total
Accounts Payable	20,034	0	20,034
Long-Term Debt	0	0	0
Total Liabilities	20,034	0	20,034

Shareholders Equity	
Common Stock	1
Additional Paid-In Capital	104,206
Retained Earnings	-27,098
Total Ownership Equity	77,109
Total Liabilities & Shareholder's Equity	97,142

For The Year Ended December 31, 2005

REVENUE

Commissions:

Commissions on transactions in exchange liste	16,258
Commissions on listed options transactions	0
All other securities commissions	16,668
Total securities commissions	32,926
Gains or losses on firm securities investment ac	0
Fees for account supervision, investment advisc	588,404
Other revenue	20,827
Total Revenue	642,157.50

EXPENSES

Other employee compensation and benefit	611,015
Commissions paid to other broker-dealers	11,646
Interest expense	1,776
Regulatory fees and expenses	16,408
Other expenses	5,143
Total Expenses	645,987
NET INCOME	-3,830

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2005
Increase (Decrease) in Cash

Cash Flows from operating activities:

Net Income	(3,830)
Increase In Accounts Payable	3,701
Increase In Accounts Receivable	(1,630)
Net Cash Provided by Operating Activities	(1,759)
Capital Contributions	0
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	0
Net Decrease In Cash	(1,759)
Cash Beginning of Year	97,001
Cash End of Year	95,242

Scott James Group, Inc.
Statement of Changes in Ownership Equity 2005

Balance, beginning of period	80,938
Net Income (loss)	-3,830
Additions	0
Deductions	0
Balance, end of period	77,109

Scott James Group, Inc.
Net Capital
31-Dec-05

Reconciled Cash Equivalents	55,572.61
Clearing Deposit	25,000.00
Web CRD Balance	2,882.00
Pershing Net Credit Balance	11,788.02
Accounts Receivable	1,899.84
Total Assets	97,142.47
-Total Liabilities	20,033.57
Net Worth	77,108.90
-Non-Allowable	2,882.00
Adjusted Capital	74,226.90
-Haircut	0.00
Net Capital	74,226.90
-Required Minimum	50,000.00
Excess Net Capital	24,226.90

Aggregate Indebtedness	20,033.57
Ratio of AI to Net Capital	26.99%

Scott James Group, Inc.
COMPUTATION OF NET CAPITAL
31-Dec-05

Total ownership equity from Statement of Financial Condition	77,109
Total ownership equity qualified for Net Capital	77,109
Total capital and allowable subordinated liabilities	77,109
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	2,882
Net capital before haircut on securities positions	74,227
Haircuts	0
Net Capital	74,227

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital requirement of reporting broker or dealer (1)	50,000
Excess Net Capital	24,227

COMPUTATION OF AGGREGATE INDEBTEDNESS
Total AI Liabilities from Statement of Financial Condition	20,034
Total aggregate indebtedness	20,034
Percentage of aggregate indebtedness to net capital	26.99%

(1) Operates under (k)(2)ii exemption.

No differences exist between the unaudited Part IIA Focus Filing and this report.

MAYAH & ASSOCIATES, CPAs

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Independent Auditor's Report

We have audited the accompanying statement of Net Capital of The Scott James Group, Inc. including the Statement of Financial Condition, as of December 31, 2005, the related statements of Income, Cash Flows, changes in Ownership Equity, and the notes to the financial statements for the period then ended. These financial statements and notes to the financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and notes to the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the notes to the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the notes to the financial statements. Our procedures included confirmation of securities owned as of December 31, 2005 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the notes to the financial statements referred to above present fairly, in all material respects, the financial position of The Scott James Group, Inc., as of December 31, 2005, the results of its operations and changes in net assets for the year then ended, and the notes to the financial statements as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

New Carrollton, MD
February 22, 2006

7005 Good Luck Road; New Carrollton, MD 20784-3621. (301)486-1443 Tel. (301)486-1445 Fax

The Scott James Group, Inc.

Notes to the Financial Statements -- December 31, 2005

Significant Accounting Policies: Nature of Operations

The Scott James Group, Inc. "the Company" is an NASD Broker/Dealer. The following is a summary of the significant accounting policies consistently followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the USA.

Security Valuation

All investments are carried at fair value, which are market quotations when readily available or determined in "good faith" by the Board of Directors when market quotations are not readily available. Money market funds are carried at fair value.

Federal Income Taxes

The Company operates as a Subchapter S corporation and as such all tax liability flows through to the personal return of Scott S. James, who is 100 percent owner and principal.

Others

The Company follows industry practices and records security transactions on the trade date. The specific identification method is used for determining gains or losses for financial statements and income tax purposes. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

To the Shareholders and Board of Directors
The Scott James Group, Inc.

Subject: Material Inadequacies

As required by SEC Rule 17a-5(d)(1), the Rule, and in connection with
our audit of The Scott James Group, Inc. for the period ended
December 31, 2005, we have found no material inadequacies to report.

Tamba S. Mayah, CPA
New Carrollton, MD
February 22, 2006

MAYAH & ASSOCIATES, CPAS

To the Shareholders and Board of Directors,
The Scott James Group, Inc.

<u>Report About Internal Control</u>

In planning and performing our audit of the financial statements and supplemental schedules of The Scott James Group, Inc., "the Company", for the year ended December 31, 2005, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission, the SEC, we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant in the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debts and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1974 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet SEC objectives.

This report is intended solely for the information and use of the members, management, the SEC and the National Association of Securities Dealers, Inc. in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Tamba S. Mayah, CPA
New Carrollton, MD
February 22, 2006